UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Atento S.A.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
L0427L204
(CUSIP Number)
Renata Machado
Kyma Capital Limited
22-25 Portman Close
London
W1H 6BS
United Kingdom
Phone: +442033148506
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 06, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Kyma Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 781,062
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 781,062
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.05%
14	TYPE OF REPORTING PERSON CO

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Asheef Lalani I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,500
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 67,500
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.44%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Charles Frischer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 472,900
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 472,900
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.06%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: L0427L204
ITEM 1.	SECURITY AND ISSUER:
This statement on Schedule 13D (this Schedule 13D) relates to the ordinary shares (the
Shares), of Atento S.A., a public limited liability company (societe anonyme)
incorporated under the laws of Luxembourg (the Issuer). The Issuer's principal executive office is located at 1, rue Hildegard Von Bingen, L-1282, Luxembourg, Grand
Duchy of Luxembourg.
ITEM 2.	IDENTITY AND BACKGROUND:
EXPLANATORY NOTE:

This Schedule 13D supplements, amends and constitutes Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Kyma Capital on December 17, 2021.

This Schedule 13D (this "Schedule 13D") is the second Schedule 13D being jointly filed by Kyma Capital Limited ("Kyma Capital"), Asheef Lalani and Charles Frischer (collectively, the "Reporting Persons") pursuant to the Amended Agreement as to Joint Filing filed as Exhibit 2 to this Schedule 13D. As a consequence of the Cooperation Agreement described further in Item 4: Purpose of Transaction, Catherine Da Silva ceases to be a Reporting Person.

To the extent that any information contained in this Schedule 13D is inconsistent with the information in the prior Schedule 13D filings of Atento S.A., as the case may be, the information set forth in this Schedule 13D shall control.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Asheef Lalani may be deemed to be the beneficial owner of, in the aggregate, 67,500 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person was approximately $1.15 million (including commissions to purchase Shares). The source of funding for these Shares was savings and investment income including capital gains and borrowing on margin loans maintained in the ordinary course of business by Mr.
Lalani with brokers on customary terms and conditions.

Charles Frischer may be deemed to be the beneficial owner of, in the aggregate, 472,900 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person was approximately $6.9 million (including commissions to purchase Shares). The source of funding for these Shares was savings and investment income including capital gains and borrowing on margin loans maintained in the ordinary course of business by Mr. Frischer with a broker on customary terms and conditions.

Kyma Capital Limited may be deemed to be the beneficial owner of, in the aggregate, 781,062 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person was approximately $11.7 million (including commissions to purchase Shares). The source of funding for these Shares was capital from investors in the Kyma Capital Opportunities Fund Limited.
ITEM 4.	PURPOSE OF TRANSACTION:
Item 4 is hereby amended to add the following:

On June 3, 2022, the Reporting Person(s) entered into a Cooperation Agreement (the Cooperation Agreement) with the Issuer regarding, among other matters, the composition of the Board of Directors of the Issuer (the Board).

Pursuant to the Cooperation Agreement, the Issuer agreed to nominate Akshay Shah to stand for election as a new independent director at the Company's 2022 Annual Meeting of Shareholders scheduled to be held on 29 June, 2022.

In addition, the Reporting Person(s) agreed to certain customary standstill, voting and other provisions for a period commencing on the date of the Cooperation Agreement and ending no later than the Company's 2024 Annual Meeting of Shareholders (the Standstill Period).

The Reporting Person(s) continue to believe in Atentos growth potential, market penetration and capability to deliver guidance during 2022. Following execution of the Cooperation Agreement, the Reporting Person(s) will work collaboratively with the Board to explore all options in pursuit of driving maximum value for shareholders.

A copy of the Cooperation Agreement is filed as Exhibit 1 to this Schedule 13D.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a)
Asheef Lalani beneficially owns a total of 67,500 Shares, constituting 0.44% of the 15,451,667 outstanding Shares of the Issuer reported to be outstanding as of March 31, 2022, as reported in the Issuers 6-K filed with the Securities and Exchange Commission on May 12, 2022.

Charles Frischer beneficially owns a total of 472,900 Shares, constituting 3.06% of the 15,451,667 outstanding Shares of the Issuer reported to be outstanding as of March 31, 2022, as reported in the Issuers 6-K filed with the Securities and Exchange Commission on May 12, 2022.

Kyma Capital Limited beneficially owns a total of 781,062 Shares, constituting 5.05% of the 15,451,667 outstanding Shares of the Issuer reported to be outstanding as of March 31, 2022, as reported in the Issuers 6-K filed with the Securities and Exchange Commission on May 12, 2022.*
*Ownership disclosure for mandates Kyma manages on a discretionary basis.

(b)
Asheef Lalani has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 67,500 Shares beneficially owned by it.

Charles Frischer has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 472,900 Shares beneficially owned by it.

Kyma Capital Limited has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 781,062 Shares beneficially owned by it.

(c)
The following transactions were effected by the Reporting Person during the past sixty (60) days. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name Date Quantity Price per Share
Asheef Lalani 03/06/2022 2300 11.87

Charles Frischer 24/03/2022 200 29.69
Charles Frischer 29/03/2022 100 29.37

(d)
No person other than the Reporting Person(s) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person(s).
(e)
Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Item 6 is hereby amended to add the following:

On June 3, 2022, the Reporting Person(s) entered into the Cooperation Agreement with the Issuer as defined and described in Item 4, a copy of which is attached as Exhibit 1.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 1 - Cooperation Agreement dated June 3, 2022 Exhibit 2 - Amended Agreement as to Joint Filing

CUSIP No.: L0427L204
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 06 2022	Kyma Capital Limited By: /s/ Renata Machado Name: Renata Machado Title: COO
June 06 2022	Asheef Lalani By: /s/Asheef Lalani Name: Asheef Lalani Title:
June 06 2022	Charles Frischer By: /s/Charles Frischer Name: Charles Frischer Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: L0427L204
EXHIBIT 1

COOPERATION AGREEMENT

This AGREEMENT, dated as of June 2, 2022 (this Agreement), is made and entered into by Atento S.A., a company established under the laws of Luxembourg and whose registered office is at 1 rue Hildegard Von Bingen, L-1282 Luxembourg (the Company), Kyma Capital Limited, a company established under the laws of England and Wales and whose registered office is at 22-25 Portman Close, London W1H 6BS (together with its affiliates, Kyma), Charles Frischer (together with his affiliates, Mr. Frischer), and Asheef Lalani (Mr. Lalani) (together with Kyma, Mr. Frischer and Mr. Lalani, the Investor Group). The Company and the Investor Group are each herein referred to as a party and collectively, the parties.

WHEREAS, the Investor Group is deemed to beneficially own ordinary shares of the Company (the Ordinary Shares), totalling, in the aggregate, 1,319,162 Ordinary Shares outstanding as of the date of this Agreement, with such Ordinary Shares representing all of the securities of the Company beneficially owned by the Investor Group;

WHEREAS, on March 14, 2022, members of the Investor Group and Catherine Da Silva submitted to the Company an information request under Article 1400-3 of the Luxembourg law of 10 August 1915 on commercial companies, as amended, with respect to certain matters (the Information Request);

WHEREAS, the Company and the Investor Group have determined to come to an agreement with respect to certain matters related to the composition of the Companys Board of Directors (the Board) and certain other matters, as provided in this Agreement; and

WHEREAS, the Company has agreed to nominate and recommend for election Akshay Shah (the New Director) as an independent director of the Board by shareholders at the Companys 2022 annual meeting of shareholders (the 2022 Annual Meeting).

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Board Composition and Other Matters.

(a) Withdrawal of Information Request. Concurrently with and effective upon the execution of this Agreement, the Investor Group shall irrevocably withdraw or cause the irrevocable withdrawal of the Information Request.

(b) Board Size and Election of New Director. Subject to the New Director completing the Companys form of director questionnaire within two (2) days of the execution of this Agreement, the Company shall nominate and recommend for election the New Director as an independent Class I director by shareholders at the 2022 Annual Meeting. If validly elected by shareholders at such meeting, the New Director shall serve until his term expires and his successor is duly elected and qualified. For the avoidance of doubt, no member of the Investor Group other than the New Director will have the right to attend or observe any meeting of the Board or a committee thereof.

(c) Board Policies, Procedures and Compliance. The Investor Group acknowledges that the New Director shall be required to comply with the memorandum and articles of association of the Company and all policies, processes, procedures, codes, rules, standards, and guidelines applicable to independent directors of the Board, as in effect from time to time, including, but not limited to, the Companys Code of Conduct, and policies on corporate governance, confidentiality, ethics, hedging and pledging of Company securities, public disclosures, stock trading, and stock ownership that are generally applicable to the Companys directors. The New Director and the Investor Group acknowledge that they understand their obligations under applicable securities laws. Subject to compliance with such laws, the New Director and Investor Group shall in any event be free to trade or engage in such transactions during periods when the members of the Board are permitted to do so in accordance with the terms and conditions to be communicated by the Company from time to time.

(d) Rights and Benefits of the New Director. The Company agrees that the New Director shall receive (i) the same benefits of director and officer insurance, and any indemnity and exculpation arrangements available generally to the directors on the Board, (ii) refund of expenses incurred during the exercise of New Director functions and (iii) such other benefits on the same basis as all other independent directors on the Board; provided, however, the New Director shall not receive any directors fees as compensation for their service as a director on the Board.

(e) Resignation. The Investor Group acknowledges and agrees that the New Director shall immediately tender his resignation (it being understood that the Board shall have the right to decline to accept such resignation) if the Investor Groups and its Affiliates aggregate beneficial ownership at any time falls below 8% (eight percent) of the then-outstanding Ordinary Shares (the Ownership Minimum Requirement). Concurrently with the execution and delivery of this Agreement, the New Director shall execute and deliver an irrevocable resignation letter in the form attached hereto as Exhibit A.

(f) Other Agreements. The Investor Group agrees that there shall be no contracts, plans or arrangements, written or otherwise, in effect during the term of this Agreement, between the Investor Group and the New Director providing for any compensation, reimbursement of expenses or indemnification of the New Director in connection with the New Directors service on the Board.

2. Voting Agreement.

At each annual and extraordinary general meeting of the Company (any such annual or extraordinary general meeting, or adjournment or postponement thereof, a Shareholder Meeting) held during the Standstill Period (as defined below), the Investor Group agrees to (A) appear at such Shareholder Meeting or otherwise cause all Ordinary Shares beneficially owned by each Investor Group and to be counted as present thereat for purposes of establishing a quorum; (B) vote, or cause to be voted on the Companys proxy card or voting instruction form, all Ordinary Shares beneficially owned by the Investor Group in accordance with the recommendation of the Board with respect to (i) the election, removal and/or replacement of directors (or the requisition of an extraordinary general meeting or action by written consent of the Companys shareholders in respect of any of the foregoing), and (ii) any other proposal submitted to the Companys shareholders at a Shareholder Meeting, in each case as such recommendation of the Board is set forth in the applicable definitive proxy statement filed in respect thereof.

3. Standstill.

(a) The Investor Group agrees that, from the date of this Agreement until the expiration or termination of the Standstill Period, without the prior written consent of the Board specifically expressed in a written resolution, it will not, directly or indirectly, alone or with others, in any manner:

i. propose or publicly announce or otherwise publicly disclose an intent to propose or enter into or agree to enter into, by itself or with any other person, directly or indirectly, (x) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Company or any of its subsidiaries, (y) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries or (z) any form of tender or exchange offer for the Ordinary Shares, whether or not such transaction involves a change of control of the Company; provided, however, that the Investor Group shall be permitted to (i) sell or tender their Ordinary Shares, and otherwise receive consideration, pursuant to any such transaction, (ii) participate in any offering, dividend or distribution made or conducted by the Company which shareholders of the Company generally may participate in or receive the benefit thereof, and (iii) vote on any such transaction in accordance with Section 2;
ii. engage in any solicitation of proxies or written consents to vote any voting securities of the Company, or conduct any non-binding referendum (including any withhold, vote no or similar campaign) with respect to any voting securities of the Company, or assist or participate in any other way, directly or indirectly, in any solicitation of proxies or written consents with respect to any voting securities of the Company, or otherwise become a participant in a solicitation, as such terms are defined in Instruction 3 of Item 4 of Schedule 14A and Rule 14a-1 of Regulation 14A, respectively, under the Exchange Act, to vote any securities of the Company other than in a manner in accordance with Section 2;
iii. acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other group (including any group of persons that would be treated as a single person under Section 13(d) of the Exchange Act), through swap or hedging transactions or otherwise, any additional voting securities, any voting rights decoupled from the underlying voting securities, or debt securities that are convertible into any equity securities of the Company, such that the Investor Group would collectively beneficially own in excess of 19.99% (nineteen point ninety-nine percent) of the then- outstanding Ordinary Shares;
iv. form, join or in any way participate in any group or agreement of any kind with respect to any voting securities of the Company other than as previously disclosed prior to the execution of this Agreement;
v. deposit any voting securities of the Company in any voting trust or subject any Company voting securities to any arrangement or agreement with respect to the voting thereof (other than customary brokerage accounts, margin accounts and prime brokerage accounts);
vi. take any position, make any statement or take any action inconsistent with the voting obligations set forth in Section 2;
vii. convene, call or seek to convene or call, or request the call of, alone or in concert with others, any Shareholder Meetings (including any extraordinary general meeting), whether or not such a meeting is permitted by the Companys memorandum and articles of association or similar governance documents, including, but not limited to, a town hall meeting, or propose items to be added to the agenda of any Shareholder Meeting;
viii. seek representation on the Board except as expressly permitted by this Agreement or seek, encourage or take any other action with respect to the submission of any shareholder proposals (including any submission of shareholder proposals pursuant to Rule 14a-8 under the Exchange Act);
ix. seek to postpone, adjourn or delay any Shareholder Meeting;
x. seek publicly, alone or in concert with others, to amend any provision of the memorandum and articles of association or similar governance documents;
xi. demand an inspection of the Companys books and records or submit or support a similar request or demand under applicable law;
xii. commence, encourage, or support any suit against the Company or any of its current or former directors, officers or employees, any winding-up petition against the Company, or any derivative action in the name of the Company, or any class action against the Company or any of its officers or directors in order to, directly or indirectly, effect any of the actions expressly prohibited by this Agreement or cause the Company to amend or waive any of the provisions of this Agreement; provided, however, that for the avoidance of doubt, the foregoing shall not prevent the Investor Group from (A) bringing litigation to enforce the provisions of this Agreement or (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company against the Investor Group or (C) exercising statutory rights under applicable local laws and regulations; provided, further, that the foregoing shall also not prevent the Investor Group from responding to or complying with a validly issued legal process in connection with litigation that it did not initiate, invite, facilitate or encourage, except as otherwise permitted in this Section 3(a)(xii);
xiii. disclose publicly, or privately in a manner that could reasonably be expected to become public, any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs, any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement; provided, however, that nothing in this Section 3(a) shall prohibit the Investor Group from engaging in private discussions with the Board or any of the Companys executive officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require the Company or any member of the Investor Group to make public disclosure with respect thereto;
xiv. take any action challenging the validity or enforceability of any of the provisions of this Section 3 or publicly disclose, or cause or facilitate the public disclosure (including the filing of any document with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of, any intent, purpose, plan or proposal to either (A) obtain any waiver or consent under, or any amendment of, any provision of this Agreement, or (B) take any action challenging the validity or enforceability of any provisions of this Section 3;
xv. commit to publicly or privately solicit or provide support for any other Information Request or similar request or demand under applicable law; or
xvi. otherwise take, or solicit, cause or encourage others to take, or enter into any negotiations, agreements, arrangements or understandings with respect to the taking of any action by any other person or entity in connection with the foregoing that is prohibited to be taken by any member of the Investor Group (except as expressly set forth in this Agreement).

(b) Notwithstanding the foregoing, the provisions of this Section 3 shall not limit in any respect the actions of the New Director in his capacity as such, recognizing that such actions are subject to such directors fiduciary and other duties to the Company and its shareholders (it being understood and agreed that neither the Investor Group nor any of its Affiliates or Associates shall seek to do indirectly through the New Director anything that would be prohibited if done by the Investor Group or its Affiliates and Associates directly).

(c) As of the date of this Agreement, the Investor Group is not engaged in any discussions or negotiations with any person and do not have any agreements, arrangements, or understandings, written or oral, formal or informal, and whether or not legally enforceable, with any person concerning the acquisition of beneficial ownership of any securities (including equity securities and debt securities) of the Company, and have no actual and non-public knowledge that any other shareholders of the Company have any present or future intention of taking any actions that if taken by the Investor Group would violate any of the terms of this Agreement.

(d) As used in this Agreement, the terms Affiliate and Associate shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement; the terms beneficial owner and beneficial ownership shall have the same meanings as set forth in Rule 13D-3 promulgated by the SEC under the Exchange Act; and the terms person or persons shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

4. Expenses.

Each of the Company and the Investor Group shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution, and effectuation of this Agreement and related matters, including, but not limited to, attorneys fees and other legal expenses and expenses related to the engagement of other advisors and consultants.

5. Representations and Warranties of the Company.

The Company represents and warrants to the Investor Group that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

6. Representations and Warranties of the Investor Group.

On a several (and not joint) basis, the members of the Investor Group individually represent and warrant on their own behalf to the Company that (a) as of the date of this Agreement, they beneficially own, directly or indirectly, only the number of Ordinary Shares of the Company as described in this agreement, which represent all of the voting securities of the Company the members of the Investor Group have full discretion to manage, (b) this Agreement has been duly and validly authorized, executed and delivered by the Investor Group, and constitutes a valid and binding obligation and agreement of the Investor Group, enforceable against the Investor Group in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by the Investor Group does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Investor Group is a party or by which it is bound.

7. Mutual Non-Disparagement.

Subject to applicable law, each of the parties covenants and agrees that, during the Standstill Period, it shall not, and it shall not permit any of its Affiliates, Associates or any of their respective current or former directors, officers, employees, partners, members, managers, agents and other representatives acting in a capacity on behalf of, in concert with or at the direction of such party or such partys Affiliates or Associates to, in any way publicly or privately criticize, disparage, call into disrepute, or otherwise defame or slander the other party or such other partys subsidiaries, Affiliates, successors, assigns or its current or former partners, members, officers (including any current officer of a party or a partys subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a party or a partys subsidiaries who no longer serves in such capacity following the execution of this Agreement), or employees, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of the foregoing. Notwithstanding the foregoing, nothing in this Section 7 or elsewhere in this Agreement shall prohibit any party from (a) making any statement or disclosure (i) required under the federal securities laws or other applicable laws or (ii) in connection with any action to enforce this Agreement, or (b) responding to any public statement made by the other party of the nature described in this Section 7, if such statement by the other party was made in breach of this Agreement.

8. Public Announcements.

No later than one (1) Business Day following the date of this Agreement, the Company and the Investor Group shall issue a mutually agreeable press release (the Mutual Press Release), announcing certain terms of this Agreement, substantially in the form attached hereto as Exhibit B. Prior to the issuance of the Mutual Press Release, neither the Company nor the Investor Group shall issue any press release or make any public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other party. During the Standstill Period, neither the Company nor the Investor Group or any of its Affiliates or Associates shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Mutual Press Release, except as required by law or the rules of any stock exchange (and, in any event, each party will provide the other party, prior to making any such public announcement or statement, a reasonable opportunity to review and comment on such disclosure, to the extent reasonably practicable under the circumstances, and each party will consider any comments from the other in good faith) or with the prior written consent of the other party, and otherwise in accordance with this Agreement.

9. SEC Filings.

(a) No later than two (2) business days following the execution of this Agreement, the Company shall file a Current Report on Form 6-K with the SEC reporting the entry into this Agreement and appending or incorporating by reference this Agreement as an exhibit thereto. The Form 6-K shall be consistent with the terms of this Agreement. The Company shall provide the Investor Group with a reasonable opportunity to review and comment on the Form 6-K prior to the filing with the SEC and consider in good faith any of the Investor Groups comments.
(b) No later than two (2) business days following the execution of this Agreement, the Investor Group shall file an amendment to its Schedule 13D, reporting the entry into this Agreement, amending applicable items to conform to their obligations hereunder and appending or incorporating by reference this Agreement as an exhibit thereto. The Schedule 13D amendment shall be consistent with the terms of this Agreement. The Investor Group shall provide the Company with a reasonable opportunity to review and comment on the Schedule 13D amendment prior to the filing with the SEC and consider in good faith any of the Companys comments.

10. Confidentiality.

(a) The Company acknowledges that, except if the Board decides otherwise with respect to specific non- public Company information discussed in the Board, the New Director may share and discuss information regarding the Company with (i) the Investor Group and, on a need to know basis, its members Affiliates, in each case, who are responsible for its members investments in the Company; (ii) members of the Investor Groups legal, compliance, accounting, tax and other internal professional staff; and (iii) the Investor Groups outside professional advisors. The Investor Group agrees that the Board or any committee thereof, in the exercise of its fiduciary duties, may recuse the New Director from any portion of a Board or committee meeting, and restrict access to information of the Company, to the extent relating to (i) the exercise of any of the Companys valid rights or enforcement of any of the obligations under this Agreement, (ii) any action taken in respect of or in response to actions taken or proposed by the Investor Group or its Affiliates, in each case, with respect to the Company or its Affiliates (including any threat to take any of the actions prohibited in Section 3, any proposed transaction between the Company or any of its Affiliates and the Investor Group or any of its Affiliates. For the avoidance of doubt, the Investor Group acknowledges and agrees that: (i) consistent with his fiduciary duties as a director of the Company, the New Director is obligated to consider in good faith, to the same extent as any other director of the Company, recusal from any Board or committee meeting in the event there is any other actual or potential conflict of interest between the Investor Group or the New Director, on the one hand, and the Company, on the other hand; and (ii) the Board may restrict the New Directors access to information of the Company to the same extent it would for any other director of the Company, in accordance with applicable law.

(b) The Investor Group and New Director acknowledge (a) that the Company does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of any information furnished by it to the New Director and (b) none of the Company or its agents, representatives, attorneys, advisors, directors, officers or employees shall have any liability to the New Director or Investor Group relating to or resulting from the use of any such information or any errors therein or omissions therefrom.

(c) In the event that the New Director is requested or required by applicable subpoena, legal process or other legal requirement to disclose any confidential information about the Company, the New Director shall give the Company prompt notice, to the extent permissible, of such request so that the Company may, at its sole expense, seek an appropriate protective order or waive compliance with the applicable provisions of this Agreement. If in the absence of a protective order or waiver, the New Director, based upon the written advice of outside legal counsel, is legally required to disclose any confidential information about the Company, or if the Company waives compliance with this Agreement, such person or entity may disclose without liability under this

Agreement only such portion of confidential information about the Company that outside legal counsel advises that the New Director is legally required to disclose, provided that such person or entity shall inform the recipient of such confidential information about the Company of the existence of this Agreement and the confidential nature of such information, and use commercially reasonable efforts to obtain reliable assurance that confidential treatment will be afforded such information.

(d) All confidential Information about the Company shall remain the property of the Company. Neither the New Director nor the Investor Group shall by virtue of any disclosure or use of any confidential Information about the Company acquire any rights with respect thereto, all of which rights (including all intellectual property rights) shall remain exclusively with the Company.

11. Termination.

(a) This Agreement shall automatically terminate in the event that the New Director is not validly elected by the shareholders of the Company at the 2022 Annual Meeting. If the New Director is so validly elected at the 2022 Annual Meeting, the Agreement shall terminate upon the end of the Standstill Period. The Standstill Period shall begin upon the execution and delivery of this Agreement and shall end immediately upon the earlier of (i) the conclusion of the 2024 annual meeting of shareholders (including any adjournments or postponements, the 2024 Annual Meeting); and (ii) the date occurring six (6) months after the resignation of the New Director from the Board; provided, however, the Standstill Period expiration will not occur earlier than the conclusion of the 2023 annual meeting of shareholders (including any adjournments or postponements thereof). If the Standstill Period ends on the date referred to in (i) above, the Company shall give notice to the Investor Group whether the Board intends to renominate the New Director at least 30 days prior to the 2024 Annual Meeting. If the Board irrevocably offers in such notice to renominate the New Director and the Investor Group accepts such renomination prior to the end of the Standstill Period, then the Standstill Period shall be automatically extended until thirty (30) days prior to the nomination deadline for the 2025 annual meeting of shareholders and so forth for each subsequent annual meeting of shareholders, as applicable. If the Investor Group does not accept such renomination prior to the end of the Standstill Period, then the Standstill Period shall terminate as described herein. The (i) obligations of the Company to the Investor Group under this Agreement shall terminate, and (ii) New Director shall immediately resign from the Board, in the event that the Investor Group or the New Director materially breaches its obligations or the representations and warranties under this Agreement and such breach (if capable of being cured) has not been cured within ten (10) calendar days following written notice of such breach, or, if impossible to cure within ten (10) calendar days, the New Director has not taken substantive action to correct within ten (10) calendar days following written notice of such breach from the Company.

(b) Except as expressly specified in this Agreement, all rights and obligations under this Agreement shall terminate upon termination of this Agreement in accordance with this Section 11. No termination of this Agreement in accordance with this Section 11 shall relieve any party from liability for any breach of this Agreement prior to such termination.

12. Specific Performance.

The Investor Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto may occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable in monetary damages. It is accordingly agreed that the Investor Group, on the one hand, and the Company, on the other hand (the Moving Party), shall each be entitled to seek specific enforcement of, and injunctive or other equitable relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

13. Notice.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated) or (iv) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:
Atento S.A.
1 rue Hildegard Von Bingen, L-1282 Luxembourg
R.C.S. Luxembourg B185761
Email: billpayne01@gmail.com / generalcounsel@atento.com Attention: Robert William Payne / Virginia Beltramini

with a copy to (which shall not constitute notice):

Sidley Austin LLP
70 St Mary Axe, London EC3A 8BE, United Kingdom
Email: agrinceri@sidley.com / john.butler@sidley.com / rzaramian@sidley.com Attention: Alan G. Grinceri / John H. Butler / Reuben Zaramian

If to Kyma:

Kyma Capital Limited
22 25 Portman Close, London W1H 6BS, United Kingdom
Email: rmachado@kymacapital.com Attention: Renata Machado

If to Mr. Frischer:

Charles Frischer
3156 East Laurelhurst Drive Seattle, Washington 98105, USA
Email: charliefrischer@gmail.com Attention: Charles Frischer

If to Mr. Lalani:

Asheef Lalani
1104-25 The Esplanade Toronto, Ontario
M5E 1W5, Canada
Email: asheef@gmail.com Attention: Asheef Lalani

14. Governing Law.

This Agreement shall be governed in all respects, including validity, interpretation, and effect, by, and construed in accordance with, the laws of the State of New York, without giving effect to the choice of law or conflict of law principles thereof or of any other jurisdiction to the extent that such principles would require or permit the application of the laws of another jurisdiction.

15. Jurisdiction.

Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the courts of the State of New York in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the courts of the State of New York, (c) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief, and (d) irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address of such partys principal place of business or as otherwise provided by applicable law. Each of the parties hereto irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action, suit or other legal proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment before judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) such action, suit or other legal proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such action, suit or other legal proceeding is improper or (iii) this agreement, or the subject matter hereof, may not be enforced in or by such court.

16. Waiver of Jury Trial.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT
(A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17. Entire Agreement.

This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings and representations, whether oral or written, of the parties with respect to the subject matter hereof. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings, oral or written, between the parties other than those expressly set forth herein.

18. Waiver.

No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

19. Remedies.

All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law or equity.

20. Construction.

When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words include, includes and including are used in this Agreement, they shall be deemed to be followed by the words without limitation. The words hereof, herein and hereunder and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word will shall be construed to have the same meaning as the word shall. The words date hereof will refer to the date of this Agreement. The word or is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented.

21. Severability.

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

22. Amendment.

This Agreement may be modified, amended or otherwise changed only in writing and signed by all of the parties hereto or their respective successors or assigns.

23. Successors and Assigns.

The terms and conditions of this Agreement shall be binding upon and be enforceable by the parties hereto and the respective successors, heirs, executors, legal representatives and permitted assigns of the parties, and inure to the benefit of any successor, heir, executor, legal representative or permitted assign of any of the parties; provided, however, that no party may assign this Agreement or any rights or obligations hereunder without, with respect to the Investor Group, the express prior written consent of the Company (with such consent specifically authorized in a written resolution adopted and approved by the unanimous vote of the entire membership of the Board), and with respect to the Company, the prior written consent of the Investor Group.

24. No Third-Party Beneficiaries.

The representations, warranties and agreements of the parties contained herein are intended solely for the benefit of the party to whom such representations, warranties or agreements are made, and shall confer no rights, benefits, remedies, obligations, or liabilities hereunder, whether legal or equitable, in any other person or entity, and no other person or entity shall be entitled to rely thereon.

25. Representation by Counsel.

Each party acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

26. Counterparts; Facsimile / PDF Signatures.

This Agreement and any amendments hereto may be signed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto. In the event that any signature to this Agreement or any amendment hereto is delivered by facsimile transmission or by e-mail delivery of a portable document format (.pdf or similar format) data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.
REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

Atento S.A.

By:/s/Robert William Payne
Name: Robert William Payne
Title: Chairmen

Kyma Capital Limited

By:/s/Renata Machado
Name: Renata Machado
Title: COO

Charles Frischer

By:/s/Charles Frischer
Name: Charles Frischer

Asheef Lalani

By:/s/Asheef Lalani
Name: Asheef Lalani

CUSIP No.: L0427L204
EXHIBIT 2

AMENDED AGREEMENT AS TO JOINT FILING

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Atento S.A. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing
Agreement this 3rd day of June, 2022.

The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate

Asheef Lalani

By:/s/Asheef Lalani
Name: Asheef Lalani

Charles Frischer

By:/s/Charles Frischer
Name: Charles Frischer

Kyma Capital Limited

By:/s/Renata Machado
Name: Renata Machado
Title: COO